SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Kforce Inc.

_____________________

(Name of Issuer)

Common Stock, par value $.01

________________________

(Title of Class of Securities)

493732 10 1

____________________________

(CUSIP Number)

December 31, 2008

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X ]         Rule 13d-1(d)

CUSIP No.   493732 101 1                                                                           Page 2 of  3

NAME OF REPORTING PERSON David L. Dunkel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,075,708
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,905,972
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101 1                                                                        Page 3 of  3

This Amendment No. 11 to Schedule 13G as amended, is being filed on behalf of David L. Dunkel relating to the common stock $.01 par value (the "Common Stock") of Kforce Inc., a Florida corporation (the "Issuer").  The terms defined in the Schedule 13G as amended, shall have the same meaning when used herein.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as amended.  Only those items reported herein are amended.  All other items remain unchanged.

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):  Of the 3,075,708 shares reported pursuant to this Schedule 13G; 149,1765 shares are held by the Dunkel Family Receptacle Trust; 1,060 shares are held in custody for Mr. Dunkel's children;  939,841 shares are subject to options exercisable within 60 days of  December 31, 2008; 1,815,895 shares are held directly by Mr. Dunkel's Revocable Trust; and 169,736 shares are restricted shares over which Mr. Dunkel has voting power but not dispositive power.

                (b)           Percent of Class:  7.7%, based on the 38,725,828 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2008, along with Mr. Dunkel's options exercisable within 60 days of December 31, 2008.

                (c)           Number of shares as to which such person has:

              (i)          Sole power to vote or to direct the vote:  3,075,708

             (ii)          Shared power to vote or to direct the vote:    0

            (iii)          Sole power to dispose or to direct the disposition of:  2,905,972

            (iv)          Shared power to dispose or to direct the disposition of:    0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  12  , 2009

                                                                             /s/David L. Dunkel

                                                                           _______________________________

                                                                                       David L. Dunkel